EXHIBIT 99.1

Till Capital Receives $96,000 CDN From Sale of Golden Predator Mining Shares

HAMILTON, Bermuda, Nov. 11, 2015 (GLOBE NEWSWIRE) -- Till Capital Ltd. (Nasdaq:TIL) (TSX-V:TIL) (the "Company" or "Till"), a Bermuda domiciled company reports that William Sheriff has exercised his option to purchase 800,000 shares of Golden Predator Mining Corp. (TSX-V:GPY) ("Golden Predator") held by the Company at an exercise price of $0.12 CDN per share.

Under the terms of the separation agreement announced on September 2, 2015, Mr. Sheriff was granted two assignable options, each with a term of 18 months, to purchase the balance of the Company's 11,812,154 Golden Predator shares.  The first option is to purchase up to 5,500,000 of the Company's Golden Predator shares according to a staggered schedule priced as follows: a) if exercised by September 30, 2015, at $0.11 CDN per share b) if exercised by October 31, 2015 at $0.12 CDN per share, c) if exercised by November 30, 2015, at $0.13 CDN per share, d) if exercised by December 23, 2015, at $0.14 CDN per share, e) if exercised after December 23, 2015, at $0.15 CDN per share.  The second option is the purchase of up to 6,312,154 of the Company's Golden Predator shares at $0.15 CDN per share.

Following this transaction, Mr. Sheriff has purchased a total of 1,300,000 Golden Predator shares from Till. The first transaction was completed on September 30, 2015 for 500,000 shares at an exercise price of $0.11 CDN per share.

Reported by:

John T. Rickard
Director

(208) 635-5415

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd.  Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace. Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

For additional information:

Till Capital Ltd.
Monique Hayes
(208) 699-6097
info@tillcap.com
www.tillcap.com

Cautionary Note

At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the "9.9% Restriction"). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as "plan", "except", "project", "intend", "believe", "anticipate", "estimate", "will", "could" and other similar words, or statements that certain events or conditions "may" occur.   Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change.